Amarantus BioScience Holdings, Inc.

675 Almanor Avenue

Sunnyvale, CA 94085

December 31, 2013

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler and Mathew Jones

	Re:	Amarantus BioScience Holdings, Inc.
Amendment No. 1 on Registration Statement on Form S-1
Filed December 2, 2013
File No. 333-191555

Ladies and Gentlemen:

Amarantus BioScience Holdgins Inc. (the "Company"), in connection with its filing of amendment no. 2 to its Registration Statement on Form S-1 under the Securities Act (File No. 333-191555), hereby responds to the Staff's comments raised in the Staff’s comment letter dated December 19, 2013 directed to the Registration Statement. For ease of reference, the Staff's comments are reproduced below in their entirety, and the Company's responses immediately follow.

Selling Shareholders, page 39

1.	We note your response to prior comment 6 on page 43. Please expand your disclosure to include similar information with regard to Messrs. John and Gerald Commission and Robert Harris.

Response:

The Company has included similar information with regard to Messrs. John and Gerald Commission and Robert Harris. The Company however, is not including the shares of each Messrs. John and Gerald Commission and Robert Harris which underlie the Debentures and Warrants acquired in the Debenture and Warrant Transaction.

2.	We note your response to prior comment 7 on page 44. Please expand your disclosure to include similar information with regard to Messrs. John and Gerald Commission and Robert Harris.

Response:

The Company has included similar information with regard to Messrs. John and Gerald Commission and Robert Harris.

Intention to make payments on overlying Debentures, page 45

3.	We note your response to prior comment 9. We also note on page 15 that the company has $157,174 in cash and $4,737,753 in current liabilities. Please expand your disclosure to explain your financial ability to make your payments pursuant to your debentures.

Response: The Debentures are convertible into shares of common stock of the Company. The Company believes that in the event the Debentures are not converted into shares of the Company’s common stock prior to their maturity date that it will be able to use its cash reserves, which as of December 27, 2013 was $1 million to repay the Debentures at their maturity dates. In the event that the Company’s cash reserves are insufficient to repay the Debentures, the Company will seek to raise funds through the sale of its equity securities to repay the Debentures.

4.	Please advise us whether — based on information obtained from the selling shareholders —any of the selling shareholders have an existing short position in the company's common stock and, if any of the selling shareholders have an existing short position in the company's stock, the following additional information:

•	the date on which each such selling shareholder entered into that short position; and

•	the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible debenture transactions and the filing of the registration statement (e.g., before or after the announcement of each of the convertible debenture transactions, before the filing or after the filing of the registration statement, etc.).

Response: Based on information obtained from the selling shareholders, none of the selling shareholders have an existing short position in the Company’s stock.

Relationships between the Company and the Selling Shareholders, page 45

5.	We note your response to prior comment 10. We also note on pages 56 and F-28 that Joseph Rubinfeld purchased 1,000,000 shares in October 29, 2012, Dominion Capital made a promissory note with the Company, and Dustin Johns purchased 3,500,000 shares in November 12, 2012. We also note your response to prior comment 1 that Messrs. John and Gerald Commissiong and Robert Harris are Investors in the senior convertible debenture. Please expand your disclosure in response to prior comment 10 to include these Investors. Additionally, please expand your disclosure to disclose the principal amount of the loan and the proceeds received from each of Messrs. John and Gerald Commissiong and Robert Harris who invested in the Debenture and Warrant Transaction.

Response: The Company has provided disclosure on page 44 of the prior transactions with Dustin Johns, Joseph Rubinfeld and Dominion. The Company has also provided disclosure on page 45 of the amounts invested by each of Messrs. Gerald Commissiong, John Commissiong and Robert Harris.

2

Should you have any questions or comments with respect to the foregoing, please contact Jeffrey Fessler or Marcelle S. Balcombe of Sichenzia Ross Friedman Ference LLP, at 212-930-9700.

Very truly yours,

By:	/s/ Marc E. Faerber
Marc E. Faerber

3